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                           Filed by CBOT Holdings, Inc.
                           Subject Company - - CBOT Holdings, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

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The following communication was distributed to CBOT members after-hours on
September 9, 2002.

                               September 10, 2002


Dear Fellow Member:

         We have had a number of important events and news items over the last month and this is a "Membership Information Letter" to bring you up to date. Communication is the most important responsibility I have as Chairman, and so, in addition to the regular contact I have with many members, I plan to send out periodic information letters for the balance of my term.

1.       Finances.

         We continue to do excellent volume and if we stay on course I believe we will substantially exceed our previous record of 281 million traded contracts in one year. In fact, on August 14, we had an exchange record of almost 2.7 million contracts traded. August and July were our two highest volume months ever, with over 36 and 33 million contracts traded respectively. If such trends continue, we expect to have our first 300 million contract volume year.

         We have very exciting markets in all of our major contracts. Stock market volatility, its effect on interest rates, and dry weather in the Corn Belt have led to higher volumes across our exchange and there is a likelihood that this could continue for years.

         Another reason for this volatility is the reemergence of government deficits. In July 2001, it was reported that the federal government had a surplus of $227 billion for the previous 12 months. More recently, it was reported that the 12-month deficit through July, 2002 was $192 billion (the record was $290 billion in 1992 and the last $200 billion deficit occurred in 1994).

         On August 22nd, we had the 25th anniversary of our 30-year Treasury bond contract and these deficit numbers show that our interest rate complex will continue its essential role in making interest rate markets as efficient as they can be, thus lowering borrowing costs for government, business and consumers.

         This volume has contributed to the substantial improvement in our finances. As you know, we had net income in excess of about $21 million in the first half of

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         this year. We had unrestricted cash balances over $50 million as of
         June 30, 2002 and this is after making principal payments on our real estate loan as well as other investments. Further, our total debt is now only about $53 million. For the first half of the year, revenues were up, expenses were down, and, absent unforeseen events, I expect this trend will continue.

2.       2003 Fees.

         As a result of our improved finances, we can roll back the fee increases necessitated by the events of 1999 and 2000. The Finance Committee, under Charlie Carey's leadership, made hard decisions in 2000 and now that we are again financially strong we can reduce the burden on our members.

         At our August Board meeting, we set 2003 Floor Fees at .02, a reduction from this year's .05. For 2003, we waived the technology fees, certain Dow fees, including the $200 a month Dow activity fee and the .20 per contract Dow Jones supplemental fee. We also reduced member fees for our electronic trading platform so that they are now on a sliding scale from .15 to .10, depending on volume, which is .05 less per contract than now.

         You may remember that last year we had good discussions with the Dow pit over the best way to market this contract and pay the licensing costs. We promised the Dow traders that the extra fees agreed upon would be waived as volume increased. This promise is now being kept, and our business development team is aggressively marketing this complex as well as our other products.

         I believe that we are not here to make money at the expense of our member owners. I further believe that following completion of the proposed restructuring, fees should be low as there is no reason to take money from members, possibly pay tax at the corporate level, and then, to the extent dividends are declared, return the money to the members only to be possibly taxed again.

         I believe these fee reductions will help member profits and therefore should also improve seat prices and lease rates. A member that trades 1000 contracts a day (2000 sides) will, after the fee reductions are implemented, pay less than $5,000 in annual exchange fees versus this year's level of $22,000, a $17,000 savings. A delegate who purchases a seat would save this amount plus the .15 delegate surcharge, which would save over $60,000 at that volume level. Similarly, the reduction in electronic trading fees for members of .05 per side saves a 1000 contract per day trader about $20,000 per year.

         These fee reductions begin in January 2003 and are subject to change in the future if circumstances warrant. But the CBOT is committed to low fees as long as the exchange is financially sound, and I encourage all delegates and non-members to look at the economics of seat purchase.

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3.       Restructuring and the S-4.

         In January, I promised to present a restructuring proposal that would be enthusiastically endorsed by our members. Since then we have made important refinements to our restructuring proposal, had an election of directors in which our restructuring proposal was a central issue, and listened to our membership generally. Further, we have looked at how the Chicago Mercantile Exchange and New York Mercantile Exchange restructured and most importantly we have taken into account how the capital markets have changed over the last two years.

         Soon, I expect that the Board of Directors will approve a restructuring proposal that, after the SEC declares it effective, we will discuss with you in a series of information meetings. I believe that the preliminary versions of our restructuring proposal provided too much potential to isolate management from membership and in our business that is a formula for poor performance and turmoil.

         We need good management that understands the importance and value of member input. It is often said that managers have to "stay close to the factory floor". This is why we need a governance model that is pretty much like what we have seen over the last year and a half - a balance between membership and management, each respecting the contributions of the other, with all parties understanding our common goal of making the CBOT work for customers and members.

         I will discuss the restructuring proposal in more detail after the SEC rules the registration statement effective. My hope is that we will have a vote by year-end, but this depends on factors beyond our control.

         Until then let me give you a few highlights of the refinements to the restructuring proposal I expect to be brought to the Board of Directors for their approval:

               A Board of Directors very similar to what we have now, with fifteen voting directors (12 members, of which two would be AMs, and 3 public directors);

               Chairman and Vice Chairman of the holding company who are elected by the shareholders and are Full members;

               Shareholder and member rights to call special meetings of the shareholders of the holding company and members of the exchange subsidiary, respectively;

               Provisions designed to limit the possibility of loss of control by members, including limiting the number of authorized shares to the number initially issued (shareholder approval would be required to authorize additional shares) and transfer restrictions designed to staple the common stock of the holding company to the Class B memberships of the exchange subsidiary (until the Board decides it is time to unstaple).

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4.       Liquidity - Our Most Important Product.

         Director Gary Sagui developed a very important initiative that was approved at our August Board meeting, to take effect beginning October
         1. Its goal is to enhance the efficiency of both our electronic and open auction platforms so that we can better serve our customers.

         As we know, trading fees can mount up for our highly active liquidity providers and it is these members that create the most important product we offer our customers - liquidity.

         These traders keep our two platforms in line with each other by continual arbitrage back and forth - thus creating a single deep pool of liquidity. Consequently, Gary proposed, and the Board agreed, that these traders should essentially pay one trading fee, not two, when they are serving our customers and the CBOT by trading back and forth across platforms.

         The mechanics of this are that a trader will ask for a rebate of fees following each month's activity, totaling up his open auction trades and his electronic platform trades in the same product category, with one paid fee offsetting another. Essentially, he pays a single fee for a contract traded on each platform.

         It is our goal to create markets that combine the best of both platforms. The customer is served by open transparent markets with tight spreads and great depth. The traders who provide this product for our exchange are rewarded with low trading costs.

         Now, there are some market participants who do not understand why our fees are structured to encourage liquidity providers. We do so because we believe that liquidity means tight bid/ask spreads and therefore lower execution costs and lower total cost of trading, including fees and commissions. We believe that our business is highly competitive, our average fees are low, as is the total cost of execution, and the openness and transparency of our platforms are unmatched.

5.       Electrifying Open Auction.

         This is a promise that has been made to our members over the last few years and we expect to soon see important steps moving the CBOT forward in improving the technical efficiency of our open auction markets.

         Since last year we have done an excellent job with our electronic order routing system. We have only had one down period so far this year (versus five last year and quite a few in 2000). Thanks go to Bill Farrow, Bryan Durkin and their team for this outstanding level of reliability.

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         Over the last four months, 50% of ag orders have been transmitted electronically to our floors (overall, our average is around 45% across the exchange, saving over 5 million pieces of paper per year). We had a very busy summer in grains and financials without significant problems.

         Our next steps include initiatives designed to ensure greater use of electronic routing and handhelds. Installation of a master antenna system has been completed and the handheld pilot program in oats and the ten year note pit has been conducted. I invite all traders to visit the oat pit to see how well handhelds work.

         The handhelds are being given a final evaluation and I'm told are expected to be ready for widespread implementation within three months. These handhelds will have an electronic interface (i.e., locals can trade on our electronic platform with these units), will interface with BOTCC so there will be messages for unmatched trades, will interface with electronic routing units, and will keep track of position and money. These clear benefits should get members enthusiastic about this technological upgrade to trading.

         We have also acquired technology from the CBOE that will further add to the advantages and efficiency of the handheld units being used in our open auction markets. Working with the CBOE on such technology will further cement the good relationship we have with our sister exchange.

6.       New Electronic Platform.

         As you know, the Board of Trade's agreement with Eurex was renegotiated to allow an earlier termination (December 31, 2003) in order to give both parties greater flexibility in planning their futures.

         Because of the importance of this decision and the short time frame we have to evaluate, the Executive Committee and a working group of members will be closely involved in this management led process. Bernie Dan is leading this project and I am confident it will be handled well.

7.       Patent Dispute Settlement.

         The Chicago Board of Trade and the Chicago Mercantile Exchange settled their patent dispute with electronic bond broker E speed rather than go to court. Let me tell you why I believe this settlement is reasonable and a good result for the CBOT:

         a) We are released from legal claims and this means we have taken care of all potential past and future liability from claims resulting from this dispute. The suit asked for money awards both from Project A and our current

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              electronic platform activity as well as future activity for the next 4 1/2 years (the patent in question expires at that point).

         b) Payments of $5 million now and $2 million annually for each of the following 5 years should be viewed in the context of our overall income from electronic trading. The $2 million is a fixed sum and will not grow with future volumes.

         c) Litigation is expensive: the upcoming trial plus appeal could cost in the neighborhood of $3 million.

         d) Litigation is also uncertain especially with juries. Defendants in patent cases have the initial problem that generally juries think that because a patent has been granted it must be okay; if you cannot convince them otherwise they could make a substantial award.

         e) The CBOT has settled these claims and some other major exchanges have not. For our future, whatever platform vendor we select, we are covered.

8.       Washington Activities and AMPAC.

         AMPAC, the CBOT's political action committee, helps the CBOT communicate its message to key policy makers in Washington, D.C. Let me tell you about recent CFTC testimony by the FIA, as it is an example of why we must communicate in Washington regarding the benefits provided by our markets and members.

         The FIA stated that exchanges were "monopolies" that did not exist in a competitive environment and alleged as proof that only one liquid contract - the Liffe Bund contract - had ever been taken from one exchange by another. The FIA suggested that for profit exchanges would ignore member preferences for low fees, raising fees to monopolistic levels, and that the solution would be for the CFTC to mandate that future contracts be fungible and clearable at a central clearinghouse. There is so much misinformation in that testimony that it would take many pages to discuss it all. Fortunately, the misstatements were corrected at that same CFTC hearing by our CEO David Vitale and CME CEO Jim McNulty. But this example shows why we must continually communicate and be sure that our message is received and understood.

         Let me address just a few of the misstatements. First, there are many instances of contracts going from one exchange to another or being the subject of intense competition, e.g., silver and gold, swaps, agencies, T-Bonds, Five Year notes, plywood and lumber, Nasdaq 100, CD's, crude oil, to name a few, not to mention the fact that whole new exchanges were set up to compete, e.g., Brokertec, Cantor Exchange, New York Futures Exchange. These instances above do not even get

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         into the great competition from off exchange vehicles, like cash markets and OTC derivatives.

         As for the FIA's concerns about "for profit" meaning high fees, the CBOT is committed to low member fees, as I have discussed above, and my commitment will not change should we become a for profit corporation.

         Finally, let me repeat a very important point made by David Vitale, Jim McNulty and most eloquently by Leo Melamed in his speech to the Federal Reserve a few months ago: the FIA arguments are not being made because of public policy but because of self-interest. The proponents want to trade against their customers' orders, i.e., internalize the orders, and they see fungibility as a way to weaken the exchanges so that they will be unable to enforce rules that ensure the competitive exposure of customer orders.

         In these post-Enron days, many commentators realize that the internalization practices of some securities firms are unfair to customers and anti competitive. We must keep our exchanges as open, transparent marketplaces and they must be strong enough to enforce fair rules for everyone.

         We have made important progress this year at the CBOT. Market volatility has given us excellent volume as our members continue to provide deep, liquid markets. Our sound financial planning and strong business discipline has allowed us to reduce fees, make important investments and keep a healthy bank balance. In the rest of this year, we hope to complete the important projects I have talked about and continue to build on the strong foundation necessary for our future.


                                                     Sincerely,

                                                     /s/ Nickolas J. Neubauer

                                                     Nickolas J. Neubauer

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc.
(CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.